CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                August 24, 2018

VIA EDGAR CORRESPONDENCE
------------------------
Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


       Re:        First Trust Exchange-Traded VI (the "Trust")
                        File Nos. 333-182308; 811-22717
             -----------------------------------------------------

Dear Mr. Buda:

       This letter responds to your comments, provided by telephone on July 16, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 14, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Dorsey Wright Momentum & Low Volatility ETF and First Trust Dorsey Wright Momentum & Value ETF (each a "Fund," and together, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. A revised prospectus for each Fund incorporating the Commission's comments, is set forth on Exhibit A.

COMMENT 1 - BOTH FUNDS - FEE TABLE

       Please provide a completed fee table and expense example for each Fund at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 1

       Pursuant to the Commission's request, each Fund has provided a completed fee table and expense example, as set forth in its respective prospectus on Exhibit A.

COMMENT 2 - BOTH FUNDS - PRINCIPAL INVESTMENT STRATEGIES

       The first sentence of the second paragraph of the section entitled "Principal Investment Strategies" contains the following disclosure:



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             The Index is a rules-based equity index designed to track the overall performance of the 50 stocks comprising the NASDAQ US Mid Large Index ... (emphasis added)

       Please confirm that the referenced index is correct or revise the disclosure accordingly.

RESPONSE TO COMMENT 2

       Pursuant to the Commission's request, all references to the "NASDAQ US Mid Large Index" have been revised to "NASDAQ US Large Mid Index."

COMMENT 3 - BOTH FUNDS - PRINCIPAL INVESTMENT STRATEGIES

       The first sentence of the second paragraph of the section entitled "Principal Investment Strategies" contains disclosure requiring securities included in each Fund's Index to possess "high levels of relative strength." Please revise the disclosure to clarify the minimum level of relative strength that a security must possess in order to qualify for inclusion in each Index. Please include any objective cut-offs or screens that are applied in making this determination. For instance, does a Fund only choose from securities within the top 50% of relative strength or from the 100 securities that exhibit the highest levels of relative strength?

RESPONSE TO COMMENT 3

       Pursuant to the Commission's request, each Fund has revised the section entitled "Principal Investment Strategies," as set forth in its respective prospectus on Exhibit A.

COMMENT 4 - BOTH FUNDS - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the disclosure to contain additional detail regarding the momentum portion of each Fund's strategy in plain English.

RESPONSE TO COMMENT 4

       Pursuant to the Commission's request, each Fund has revised the section entitled "Principal Investment Strategies," as set forth in its respective prospectus on Exhibit A.

COMMENT 5 - BOTH FUNDS - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the penultimate sentence of the second paragraph to clarify that the securities selected by each Index are selected from the sub-set of eligible securities from the NASDAQ US Large Mid Index that exhibit the operative trait, either low volatility or value, while still maintaining the required levels of relative strength.


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RESPONSE TO COMMENT 5

       Pursuant to the Commission's request, each Fund has revised the section entitled "Principal Investment Strategies," as set forth in its respective prospectus on Exhibit A.

COMMENT 6 - BOTH FUNDS - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the final sentence of the third paragraph to disclose the industry or industries, rather than sector(s), to which each Fund has significant exposure. If necessary, please revise the section entitled "Principal Risks" to contain corresponding risk disclosure related to any industries to which a Fund has significant exposure.

RESPONSE TO COMMENT 6

      Pursuant to the Commission's request, each Fund has revised the section entitled "Principal Investment Strategies," as set forth in its respective prospectus on Exhibit A. The Fund notes that this disclosure does not directly relate to a Fund's concentration in an industry or group of industries but rather its exposure to companies with common characteristics that constitute a principal risk to a Fund. This may include companies incorporated or headquartered in a specific country or geographic region or companies comprising a certain market sector or industry.

COMMENT 7 - FIRST TRUST DORSEY WRIGHT MOMENTUM & VALUE ETF - PRINCIPAL INVESTMENT STRATEGIES

       The third paragraph contains the following disclosure:

             These eligible securities are then individually ranked on four "value" metrics: (1) price-to-sales ratio; (2) price-to-book ratio;(3) price-to-earnings ratio; and (4) price-to-cash flow ratio. Each eligible security is assigned a percentile rank for each of the four metrics. A cumulative value score is then calculated for each security by averaging the percentile scores for each of the value metrics. The eligible securities are ranked based upon their value scores. Securities that did not score sufficiently high on at least three of the four metrics are then removed. (emphasis added)

       Please revise the disclosure to contain additional information regarding what is meant by "sufficiently high."

RESPONSE TO COMMENT 7

       Pursuant to the Commission's request, the Fund has revised the section entitled "Principal Investment Strategies," as set forth in its prospectus on Exhibit A.


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COMMENT 8 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND
STRATEGIES

       The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 8

       The Funds respectfully decline to revise the disclosure. Each Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about a Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Funds respectfully decline to revise the Item 9 disclosure to repeat each Fund's principal investment strategy as requested.

COMMENT 9 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES

       Please revise the disclosure set forth in "Principal Investments" to explain how the Advisor decides which securities to buy or sell.

RESPONSE TO COMMENT 9

       Each Fund respectfully declines to revise the disclosure for the reasons set forth in its response to Comment #8.

COMMENT 10 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES

       Please revise the disclosure to ensure that all risks disclosed in Item 4 are also disclosed in the Item 9 risk disclosure.

RESPONSE TO COMMENT 10

       Pursuant to the Commission's request, the Funds have revised the disclosure so that all risks disclosed in Item 4 are also disclosed Item 9.

COMMENT 11 - ADDITIONAL INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGIES

       Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that each Fund will be required to maintain 300% asset coverage at all times.


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RESPONSE TO COMMENT 11

       Pursuant to the Commission's request, "Borrowing and Leverage Risk" has been revised as follows:

             BORROWING AND LEVERAGE RISK. If a Fund borrows money, it must pay interest and other fees, which may reduce the Fund's returns. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, a Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing and at all times thereafter. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund's asset coverage to less than the prescribed amount.

COMMENT 12 - HOW TO BUY AND SELL SHARES

       Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 12

       Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

             The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of a Fund.

COMMENT 13 - FEDERAL TAX MATTERS

       The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

             Expenses incurred and deducted by the Funds will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. (emphasis added)

       Please confirm whether this disclosure is accurate for an exchange-traded fund, if not, please remove.


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RESPONSE TO COMMENT 13

       Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION

       The Statement of Additional Information contains the following disclosure:

             The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is based on concentrations in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

       Please revise the disclosure to clarify that a Fund will be concentrated in an industry or group of industries to the extent that its Index is concentrated in an industry or group of industries.

       Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that a Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 14

       Pursuant to the Commission's request, the Fund's seventh fundamental policy in the section entitled "Investment Objectives and Policies" has been revised as follows:

             The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

       Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

             For purposes of applying restriction (7) above, to the extent a Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction (7), to the extent the Fund has sufficient information about such investments.


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COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION

       The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

             In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations ... (emphasis added)

       Please delete the referenced language. Commission guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 15

       Pursuant to the Commission's request, the underlined disclosure has been revised to read "bank letters of credit" pursuant to The Adams Express Company no-action letter (File No. 811-2624, Oct. 20, 1979).

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION

       The disclosure relating to a Fund's IPV calculator is bracketed. Please confirm whether this disclosure will be unbracketed or deleted.

RESPONSE TO COMMENT 16

       Pursuant to the Commission's request, the brackets have been removed.

COMMENT 17 - EXHIBITS

       Please file the participation agreement utilized by the Funds as an exhibit to the Registration Statement.

RESPONSE TO COMMENT 17

       As a courtesy, the Trust has previously filed a "Form Of" Authorized Participant Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional Authorized Participant Agreements as neither the Fund nor the Trust are a party to such agreements. Additionally,
Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.


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                                    ********

       Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By: /s/Morrison C. Warren
                                                      __________________________
                                                          Morrison C. Warren


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                                   EXHIBIT A